No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining
Futures 9231 10
Debt Markets 82



04035777

21 July 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

JUL 2 C 2004



MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED

JUL 27 2004

THOMSON
FINANCIAL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	19 May 2004 but 1 July 2003 re Macquarie Balanced Growth Fund units

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Bond Street Custodians Limited as custodian of Divco 1 Pty Limited, a company controlled by a trust of which David Clarke is a beneficiary.
Date of change	13 July 2004
No. of securities held prior to change	395,123.85 Macquarie Balanced Growth Fund units
Class	Ordinary units
Number acquired	127,136.89 units
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$127,798.00
No. of securities held after change	522,260.74 units

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Investment in unlisted units

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 15 July 2004



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,267
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	19,000 @ $18.51 each 8,334 @ $23.94 each 2,933 @ $30.51 each

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	30,267 on 15/7/04

8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	⁺Class
		217,534,469	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

	Number	⁺Class
9 Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,916,667	Options over Ordinary Shares at various exercise prices

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the ⁺securities will be offered

14 ⁺Class of ⁺securities to which the offer relates

15 ⁺Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has ⁺security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   V   Securities described in Part 1

(b)   ☐   All other securities

         Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

   If the additional securities do not rank equally, please state:
   • the date from which they do
   • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
   • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

   Example: In the case of restricted securities, end of restriction period

   (if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.   We acknowledge that ASX is relying on the information and documents.   We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 July 2004
                   (Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do . • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	5,000 on 19/7/04

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (including the securities in clause 2 if applicable)	217,539,469	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,909,167	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   **V**   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.   We acknowledge that ASX is relying on the information and documents.   We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 July 2004
                     (Company Secretary)

Print name: Dennis Leong

== == == == ==

Macquarie Bank Limited
ABN 46 008 583 542

Securities and Exchange
Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place   Telephone   (61 2) 8232 3333   Money Market 8232 3600 Facsimile 8232 4227
Sydney NSW   2000   Facsimile   (61 2) 8232 7780   Foreign Exchange 8232 3666 Facsimile 8232 3019
GPO Box 4294   Telex 122246   Metals and Mining 8232 3444 Facsimile 8232 3590
Sydney NSW   1164   Internet http://www.macquarie.com.au   Futures 9231 1028 Telex 72263
                           DX 10287 SSE   Debt Markets 8232 3815 Facsimile 8232 4414
                           SWIFT MACQAU2S

JUL 2 0 2004

19 July 2004



MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,
wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted
exemption from compliance with section 259C of the Corporations Act allowing them to
invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission
and are subject to certain conditions. One of these conditions is that Macquarie discloses
the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton
    Specialist Funds Management Limited have the power to control voting or
    disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie
    Newton Specialist Funds Management Limited,

as at 16th July 2004, was 0.036%.

Yours faithfully,

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place   Telephone   (61 2) 8232 3333   Treasury 8232 3600 Facsimile 8232 4227
Sydney NSW 2000   Facsimile   (61 2) 8232 7780   Foreign Exchange 8232 3666 Facsimile 8232 3019
GPO Box 4294   Telex 122246   Metals and Mining 8232 3444 Facsimile 8232 3590
Sydney NSW 1164   Internet http://www.macquarie.com.au Futures 9231 1028 Telex 72263
                             DX 10287 SSE   Debt Markets 8232 8569 Facsimile 8232 8341
                             SWIFT MACQAU2S   Agricultural Commodities 8232 7672 Facsimile 8232 3633



MACQUARIE
BANK

19 July 2004

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 7.17% per annum in respect of the next distribution period which commenced on Thursday 15 July 2004 and ceases on Thursday 14 October 2004 (inclusive). The distribution payment date will be Friday 15 October 2004 and the record date will be Wednesday 29 September 2004.

Distribution rate for above securities	7.17% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Thursday 15 July 2004 to Thursday 14 October 2004 (inclusive)
Base Interest Rate*	5.47% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Friday 15 October 2004
Record Date	Wednesday 29 September 2004

* As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

JUL 2 0 2004

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,334 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3,334 on 21/7/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX *(including* the securities in clause 2 if applicable)	217,542,803	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,905,833	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   **V**   Securities described in Part 1

(b)   ☐   All other securities

   Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	

39	Class of ⁺securities for which *quotation is sought*	

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

---

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securitie s begins.   We acknowledge that ASX is relying on the information and documents.   We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 July 2004
                (Company Secretary)

Print name: Dennis Leong

                                    == == == == ==